EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Three months
	Ended
	Mar. 31,	Year	Year	Year	Year	Year
	2009	2008	2007	2006	2005	2004
EARNINGS

Income before income taxes, noncontrolling interest, and cumulative effect of accounting change*	$759	$5,108	$6,115	$5,625	$4,828	$4,303

Add:

Interest expense	59	231	229	139	101	88

Interest component of the ESOP benefit expense	—	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	18	77	70	70	64	60

Less:
Equity in undistributed income of 20-50% owned companies	1	6	5	6	4	6

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$835	$5,413	$6,414	$5,836	$4,999	$4,457

FIXED CHARGES

Interest on debt	64	243	235	138	94	78

Interest component of the ESOP benefit expense	—	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	18	77	70	70	64	60

TOTAL FIXED CHARGES	$82	$323	$310	$216	$168	$150

RATIO OF EARNINGS TO FIXED CHARGES	10.2	16.8	20.7	27.0	29.8	29.7

*First quarter 2009 results included pre tax charges of $67 million related to restructuring actions. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.